#507, 837 West Hastings Street Vancouver, BC, V6C 3N6 www.doratoresources.com Telephone: 604.685.1017 Facsimile: 604.685.5777

NR13-02

October 23, 2013

Dorato Resources Inc. Announces Share Consolidation

and Name Change to Xiana Mining Inc.

Vancouver, BC – Dorato Resources Inc. ("Dorato" or the "Company") (TSX-V: DRI, Frankfurt: D05) announces that at the Company’s annual and special shareholders meeting held on September 27, 2013, the shareholders approved a twenty for one share consolidation and change of name to Xiana Mining Inc.

Xiana Mining Inc. was to commence trading on the TSX Venture Exchange under the symbol ‘XIA’ as of October 23, 2013.  However, the Company has been unable to complete the necessary corporate filings with the Registrar of Companies to effect the name change as it does not have access to the BC Online password.  The Company is currently taking steps to obtain the necessary password in order to effect the filings.

.About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Northern Peru copper-gold porphyry-epithermal belt. The Cajamarca Region is an established mining district with excellent infrastructure.

On behalf of the board of directors of

DORATO RESOURCES INC.

/s/“Anton J. Drescher"

Anton J. Drescher,

Chief Financial Officer

For further information please contact:

ajd@harbourpacific.com

6-4/685.1017

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.